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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 10-C

REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
INTERDEALER QUOTATION SYSTEM

FILED PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17
OR 15 d THEREUNDER

                            MEDICAL TECHNOLOGY SYSTEMS,INC.
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(Exact name of issuer as specified in charter)

                   12920 AUTOMOBILE BOULEVARD, CLEARWATER, FL 34622
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(Address of principal executive offices)

Issuer's telephone number, including area code       (813) 576-6311
                                              -----------------------------

I.   CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.   Title of Security          Common Stock, par value $.01
2.   Number of shares outstanding before the change           3,992,832
3.   Number of shares outstanding after the change            5,445,335
4.   Effective date of change

5.   Method of Change:
     Specify method (such as merger, acquisition, exchange, distribution, stock
split, reserve split, acquisition of stock for treasury, etc.)    Distribution
                                                              ------------------

Give brief description of transaction:         Distribution of shares pursuant
to Stock Purchase Plan.



II.  CHANGE IN NAME OF ISSUER

1.   Name prior to change_____________________________________________
2.   Name after change________________________________________________
3.   Effective date of charter amendment changing name________________
4.   Date of shareholder approval of change, if required______________

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Date:     March 15, 1996

                              By: /s/ Todd E. Siegel, President
                                 --------------------------------
                                   Todd E. Siegel, President